Exhibit 99.1

June 1, 2011

The Board of Directors
Checkpoint Systems, Inc.
C/O Mr. Robert van der Merwe
Chairman & Chief Executive Officer
2005 Market Street
One Commerce Square, Suite 2410
Philadelphia, Pennsylvania 19103

Dear Members of the Board:

As some of you know, MMI Investments, L.P. (“MMI”) has been a substantial investor in Checkpoint Systems, Inc. (“Checkpoint”) for nearly a decade.  MMI today owns 1,820,800 shares, or roughly 4.5% of the outstanding stock.  We have long admired Checkpoint’s market positions, technologies and strong cash flows, even as we have grown increasingly frustrated with its poor valuation and stock price performance.

In our time as investors there have been periods of good operational and stock performance, but not on a sustainable basis.  Checkpoint stock is today roughly unchanged, or below, its levels of one, three, five and seven years ago.  As it has for so long, Checkpoint trades today at a valuation we believe to be dramatically below its intrinsic worth and what it could command in a sale of the company.  There are many reasons for this, ranging from Checkpoint’s awkward positioning as a small cap company with limited natural comparables and institutional coverage, to the seemingly perpetual weakness in capital spending by its retail customer base.  While these factors may fluctuate, we have concluded that the obstacles to Checkpoint’s fair valuation are, in total, likely insurmountable as an independent public company, irrespective of the efforts of the Board and management.  Therefore we strongly urge the Board to retain an investment bank for the express purpose of exploring all strategic alternatives to maximize Checkpoint shareholder value, including a sale of the company.

We believe that Checkpoint’s strong market positions and technologies make it a highly attractive acquisition candidate for several well-capitalized potential strategic acquirers in competing and adjacent positions.  Moreover Checkpoint’s high levels of recurring cash flow make it a strong candidate for a leveraged buyout.  Either outcome is likely in our view to generate a substantial premium over the present stock price, and far more likely to do so than staying-the-course as an independent public company.

We have always endeavored to be constructive contributors to Checkpoint’s prospects for success, from encouraging greater focus on RFID in 2003 to our view today that shareholder value can best be maximized through a strategic alternatives review.  We recognize that the Board has likely considered this issue in the past, but we note that rarely has the M&A market been this robust due to historically low interest rates, liquid credit markets, tepid economic growth and the tremendous capital reserves of corporations and financial sponsors.  However, these attractive conditions will not last forever and the presently robust M&A window will eventually shut, as it did for several years during the recent credit crisis.  We strongly urge you to grasp this opportunity now to maximize value for Checkpoint shareholders.  We would be happy to discuss these matters in greater detail.  Please feel free to contact me at (212) 586-4333 or jlande@millcap.com

Sincerely,

/s/ Jerome J. Lande

Jerome J. Lande